FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

May 28, 2004

Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22

Providencia, Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes        No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes        No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Item

1) Translation of the response to the Chilean Securities and Exchange Commission's Official Letter dated May 20, 2004 regarding the sale agreement of Telefónica Móvil S.A.'s shares.

Item 1.

Response to the Chilean Security Exchange Commission's Official Letter regarding the Sale Agreement for Telefónica Móvil Chile S.A. shares

Santiago, May 20, 2004

Mr.

Alejandro Ferreiro

Superintendente de Valores y Seguros

Dear Sir:

In response to the Official Letter No. 04368, dated May 19, 2004, requesting supplemental information from Telefónica CTC Chile regarding the communication of the material event dated May 18, 2004, we inform you of the following:

The Company estimates that the announced sale of Telefónica Móvil Chile S.A. for Ch$642,408 million (equivalent to US$1,007 million) will generate a net gain after taxes of approximately Ch$269,000 million (equivalent to US$421 million). The net profit considers the equity book value of Telefónica Móvil Chile S.A. as of March 31, 2004 of Ch$206,529 million (US$324 million) and the goodwill associated with Telefónica Móvil Chile S.A. as of March 31, 2004 amounting to Ch$134,592 million (US$211 million). As a reference, the exchange rate as of May 17, 2004 amounted to Ch$638.22 per US$.

The dividend payment amounting to US$800 million is subject to the approval of the sale for 100% Telefónica Moviles S.A.'s shares during the shareholders meeting.

Sincerely,

Claudio Muñoz Z.

Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2004

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By: /s/ Julio Covarrubias F.

Name: Julio Covarrubias F.

Title: Chief Financial Officer